# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: New Mountain Guardian III BDC, L.L.C., CIK 0001781870
CUSIP: 000000000
Title of class of securities: Units of LLC Interest
Address of issuer's principal executive offices: 1633 Broadway, 48th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 12/17/2024
Amends the filing with accession number 0000919574-19-005885
Filed by CIK 0001788305
Persons authorized to receive notices and communications: Christakis Theodoulou, P.O. Box 53562, Limassol, Cyprus (G4), CY-3399, 1 (357) 25-858-300

## Reporting persons
- GHL Investments Limited (CIK 0001788305): type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Greenwich Holdings Limited (CIK 0001386989): type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- C.K. Limited (CIK 0001731638): type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: C.K. Limited is the trustee of two trusts (the Trusts) that indirectly holds all of the shares of Greenwich Holdings Limited and GHL Investments Limited. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the Units of LLC Interest that are beneficially owned by Greenwich Holdings Limited and owned by GHL Investments Limited. Mr. Fredriksen established the trusts for the benefit of his immediate family. He is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such Units of LLC Interest and disclaims any control over such Units of LLC Interest, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

## Item 1. Security and Issuer
Title of class of securities: Units of LLC Interest
Name of issuer: New Mountain Guardian III BDC, L.L.C.
Address of issuer's principal executive offices: 1633 Broadway, 48th Floor, New York, New York (NY), 10019
Comment:
Explanatory Note:

This Amendment No. 4 to the Schedule 13D (this "Amendment No. 4") relates to the units of limited liability company interests ("Units of LLC Interest") of New Mountain Guardian III BDC, L.L.C. (the "Issuer"). Amendment No. 4 amends and supplements the initial Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "Commission") on September 16, 2019, as amended by Amendment No. 1 thereto filed with the on May 22, 2020, Amendment No. 2 thereto filed with the Commission on December 18, 2020 and Amendment No. 3 thereto filed with the Commission on February 17, 2022 (collectively, the "Original Schedule 13D" and, together with this Amendment No. 4, the "Schedule 13D"). Capitalized terms used in this Amendment No. 4 and not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Original Schedule 13D.

On December 17, 2024, as a result of the closing of the Merger between the Issuer and NEWCRED (defined and described in Item 4 hereto), all Units of LLC Interest have been cancelled and retired and cease to exist. This Amendment No. 4 constitutes an exit filing for the Reporting Persons.

## Item 2. Identity and Background
Name of person filing: GHL Investments Limited
Residence or business address: Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus
Present principal occupation or employment: The principal business of GHL Investments is acting as an investment holding company. The name, citizenship, present principal occupation of GHL Investments' directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Mr. Christakis Theodoulou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Theodoulou is a director of GHL Investments and a citizen of Cyprus. Mr. Kyriacos Kazamias' principal business address is Georgiou Drosini 6, Potamos Germasogeias, 4043 Limassol, Cyprus. Mr Kazamias is a director of GHL Investments and a citizen of Cyprus. Mr. Costas Saveriades' principal place of business is John Kennedy Street, IRIS House, 7th Floor, Office 740B, 3106, Limassol, Cyprus. Mr. Saveriades is a director of GHL Investments and a citizen of Cyprus.
Criminal convictions in the last five years: To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Cyprus

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: There are no material changes to the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
On October 11, 2024, the Issuer entered into an Agreement and Plan of Merger (as may be amended from time to time, the "Merger Agreement"), with New Mountain Private Credit Fund, a Maryland statutory trust ("NEWCRED") and, solely for the limited purposes set forth therein, New Mountain Finance Advisors, L.L.C. (the "Investment Adviser"). The Merger Agreement provides that subject to conditions set forth in the Merger Agreement, as of the effective time (the "Effective Time"), the Issuer will merge with and into NEWCRED, with NEWCRED continuing as the surviving company (the "Merger"). The parties to the Merger Agreement intend the Merger to be treated as a "reorganization" within the meaning of Section 386(a) of the Internal Revenue Code of 1986, as amended.

In the Merger, each of the Units of LLC Interest issued and outstanding immediately prior to the Effective Time (the "Determination Date") (other than the Units of LLC Interest owned by NEWCRED or any of its consolidated subsidiaries) will be converted into the right to receive an amount in cash equal to the Issuer's per Unit of LLC Interest NAV (the "Merger Consideration"). All Unitholders who hold Units of LLC Interest at the Effective Time will have the right to receive the Merger Consideration for each Issuer Unit of LLC Interest outstanding immediately prior to the Effective Time. At the closing of the Merger (the "Closing"), all Issuer Units of LLC Interest will no longer be outstanding and will be cancelled and retired and will cease to exist.

On October 31, 2024, the Issuer (i) received the requisite approval from its unitholders to approve the Merge; (ii) received the required regulatory approvals; (iii) completed of the determination of the Closing NAV in accordance with the Merger Agreement; and (iv) NEWCRED paid the aggregate Merger Consideration and all fees and expenses borne by NEWCRED.

On December 17, 2024, the Merger closed, and all Issuer Units of LLC Interest are no longer outstanding and have been cancelled and retired and cease to exist.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by the full text of the Merger Agreement, which is filed as Exhibit 2.1 to the Issuer's Form 8-K filed with the Commission on October 16, 2024, and the terms of which are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
According to the Issuer's quarterly report for the third quarter ended September 30, 2023, which was filed with the Commission on Form 10-Q on November 12, 2024, there were 114,906,527 Units of LLC Interest issued and outstanding as of November 12, 2024. The Reporting Persons report beneficial ownership of the following Units of LLC Interest:

GHL Investments may be deemed to be the beneficial owner of 0 Units of LLC Interest, constituting 0% of the Units of LLC Interest outstanding. GHL Investments has the sole power to vote or direct the vote of 0 Units of LLC Interest and the shared power to vote or to direct the vote of 0 Units of LLC Interest. GHL Investments has the sole power to dispose or direct the disposition of 0 Units of LLC Interest and the shared power to dispose or to direct the disposition of 0 Units of LLC Interest.

Greenwich Holdings, through GHL Investments, may be deemed to be the beneficial owner of 0 Units of LLC Interest, constituting 0% of the Units of LLC Interest outstanding. Greenwich Holdings has the sole power to vote or direct the vote of 0 Units of LLC Interest and the shared power to vote or to direct the vote of 0 Units of LLC Interest. Greenwich Holdings has the sole power to dispose or direct the disposition of 0 Units of LLC Interest and the shared power to dispose or to direct the disposition of 0 Units of LLC Interest.

C.K. Limited, through Greenwich Holdings, may be deemed to be the beneficial owner of 0 Units of LLC Interest, constituting 0% of the Units of LLC Interest outstanding. C.K. Limited has the sole power to vote or direct the vote of 0 Units of LLC Interest and the shared power to vote or to direct the vote of 0 Units of LLC Interest. C.K. Limited has the sole power to dispose or direct the disposition of 0 Units of LLC Interest and the shared power to dispose or to direct the disposition of 0 Units of LLC Interest.
Number of shares as to which each person has sole or shared power to vote or dispose: 0
Transactions in the class effected during the past sixty days: Except as disclosed herein, the Reporting Persons have not effected any transaction in the Units of LLC Interest of the Issuer during the past 60 days or since the prior Schedule 13D filing.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Units of LLC Interest beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the closing of the Merger, on December 17, 2024, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Units of LLC Interest. The filing of this Amendment No. 4 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6. To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: There are no material changes to the Schedule 13D.

## Signatures
- GHL Investments Limited: /s/ Christakis Theodoulou, Director (12/20/2024)
- Greenwich Holdings Limited: /s/ Christakis Theodoulou, Director (12/20/2024)
- C.K. Limited: /s/ Christakis Theodoulou, Director (12/20/2024)